Exhibit (d)(42)(i)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

BELLE HAVEN INVESTMENTS, L.P.

THIS AMENDMENT is made as of July 31, 2013 to the Sub-Advisory Agreement dated October 31, 2012 (the “Agreement”) between Transamerica Asset Management, Inc. and Belle Haven Investments, L.P. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Schedule A. Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement dated October 31, 2012 is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of July 31, 2013.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer

BELLE HAVEN INVESTMENTS, L.P.

By:	/s/ Mark Steffen
Name:	Mark Steffen
Title:	CCO

SCHEDULE A

as of July 31, 2013

FUNDS	SUB-ADVISER COMPENSATION*	EFFECTIVE DATE
Transamerica Enhanced Muni	0.18% of the first $150 million; 0.16% over $150 million up to $350 million; 0.15% over $350 million up to $650 million; 0.135% over $650 million up to $1 billion; 0.12% in excess of $1 billion	October 31, 2012

Transamerica High Yield Muni	0.25% of the first $500 million; 0.24% over $500 million up to $1 billion; 0.225% in excess of $1 billion	July 31, 2013

*	As a percentage of average daily net assets on an annual basis.